Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Novadaq Technologies Inc. (“NOVADAQ”)

5090 Explorer Drive

Suite 202

Mississauga, Ontario

L4W 4T9

Item 2	Dates of Material Change

January 6, 2017

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by NOVADAQ through the facilities of GlobeNewswire and filed on SEDAR on January 10, 2016.

Item 4	Summary of Material Change

NOVADAQ has entered into a credit facility with MidCap Financial consisting of a term loan and a revolving line of credit that provide NOVADAQ with new financing of up to $60 million.

Item 5	Full Description of Material Change

NOVADAQ has entered into a credit facility with MidCap Financial consisting of a term loan and a revolving line of credit that provide NOVADAQ with new financing of up to $60 million. Under the terms of the credit facility, up to $30 million will be available under a term loan agreement in three equal tranches between closing and December 31, 2018.

In addition, NOVADAQ has the option to borrow up to $30 million through a revolving line of credit for a term of up to 60 months, with an additional $15 million to be committed if certain conditions are met.

NOVADAQ plans to use these loan facilities to strengthen its balance sheet and provide financial flexibility, at a low cost of capital.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact Derrick Guo, General Counsel of NOVADAQ, at (905) 629-3822 ext: 222 or dguo@novadaq.com.

Item 9	Date of Report

January 16, 2016